Exhibit (a)(3)


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September 1, 2006


TO:          UNIT HOLDERS OF REEVES TELECOM LIMITED PARTNERSHIP

SUBJECT:     OFFER TO PURCHASE UNITS

Dear Unit Holder:

As described in the enclosed Offer to Purchase and related Letters of Transmittal (the "Offer") the Purchasers named in the attached Offer (collectively the "Purchasers") are offering to purchase all Units of limited partnership interest (the "Units") in REEVES TELECOM LIMITED PARTNERSHIP (the "Partnership") at a purchase price equal to:

                                 $2.00 per Unit
                                -----------------

Reasons you may wish to sell your Units include:

     o HIGHEST OFFER PRICE YET. The Offer Price of $2.00 per unit is 33.3% higher than the current $1.50 tender by Reeves Telecom Acquisition Corp., an affiliate of the General Partner.

     o HIGHER THAN RECENT TRADES. The most recent trading data for Partnership Units on the "Pink Sheets" was $1.60 per unit. The most recent bid on the Pink Sheets is $1.85 per Unit, 7.5% less than our offer of $2.00 per Unit.

     o UNCERTAINTY OF PARTNERSHIP TERMINATION. Our offer provides you with the opportunity to receive a guaranteed amount of money in a specified time period. The general partner has not stated when the Partnership will liquidate. Therefore, investors may not see liquidity for some time.

     o ILLIQUIDITY OF UNITS. The relative illiquidity of the Units resulting from the absence of a formal trading market makes the Units difficult to sell.

     o NO FUTURE IRS FILING REQUIREMENTS AND/OR RETIREMENT ACCOUNT FEES. The tax year in which you sell your Units will be the final year for which you will be obligated to file a K-1 for the Partnership with your tax return. This may represent a reduction in costs associated with filing complicated tax returns. You may also avoid incurring fees for having this investment in your IRA or retirement account. Your decision to sell may have other favorable or unfavorable tax consequences and potential sellers should consult their individual tax advisers.

     o NO TRANSFER FEES OR SALE COMMISSIONS. The Offer will provide you with an opportunity to liquidate all, or a portion of, your investment in REEVES TELECOM LIMITED PARTNERSHIP without the usual transaction costs associated with market sales or partnership transfer fees.

After carefully reading the enclosed Offer, if you elect to tender your Units, mail (using the enclosed pre-addressed, postage paid envelope) or fax (then mail) a duly completed and executed copy of the Letter of Transmittal (printed on purple paper) and change of address forms, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

                         MacKenzie Patterson Fuller, LP
                               1640 School Street
                            Moraga, California 94556
                            Facsimile: (925) 631-9119

If you have previously tendered your Units to Reeves Telecom Acquisition Corp., you MUST complete the enclosed "Notice of Withdrawal and deliver it to Mellon Investor Services, LLC prior to September 8, 2006 (unless that offer is extended) if you wish to tender your Units pursuant to this Offer. If you have any questions or need assistance, please call the Depository at 800-854-8357. This Offer expires (unless extended) October 5, 2006.